Mail Stop 4561

November 5, 2008

William B. Berens
President and Chief Executive Officer
National Datacomputer, Inc.
900 Middlesex Turnpike, Bldg. 5
Billerica, MA 01821

> **Re: National Datacomputer, Inc.**
> **Forms 10-KSB and 10-KSB/A for Fiscal Year Ended**
> **December 31, 2007**
> **File No. 000-15885**

Dear Mr. Berens:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief